

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 20, 2011

<u>Via U.S. Mail</u>

Mr. Jack W. Hanks, Chief Executive Officer
Management Energy, Inc.
2626 Cole Avenue, Suite 610
Dallas, Texas 75204

>   **Re: Management Energy, inc.**
>   **Form 10-K for the fiscal year ended April 30, 2010**
>   **Filed August 13, 2010**
>   **Form 10-Q for the fiscal quarter ended October 31, 2010**
>   **Filed January 10, 2011**
>   **File No. 333-152608**

Dear Mr. Hanks:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2010

Financial Statements, page 3
Notes to Condensed Consolidated Financial Statement, (Unaudited), page 7
Note 3 – Related Party Transactions, page 13
Common Stock, page 13

1. Please reconcile the number of shares of common stock issued during fiscal 2011 and the related amounts disclosed in your footnote to the shares and amounts presented on the face of your statements of equity for the six months ended October 31, 2010.

Form 8-K

2. Pursuant to Item 9.01 of Form 8-K you are required to file audited financial statements and pro forma financial information for the acquisition of Maple Carpenter Creek Holdings. We note that the merger was completed on September 23, 2010 and that you filed Form 8-K on September 29, 2010 announcing the completion of the merger; however, we were unable to find the requisite audited financial statements or pro forma financial information in any subsequently filed Form 8-K. Please advise and/or file the required information as soon as possible. As part of your next response confirm your understanding of this matter and tell us the expected timing of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief